UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 8)

MILLER INDUSTRIES, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

600551 20 4

(CUSIP Number)

William G. Miller
7819 Magnolia Lake Drive
Chattanooga, Tennessee 37421
(423) 238-4171

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 13, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 pages)

CUSIP No. 600551 20 4	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS: WILLIAM G. MILLER I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 879,619
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 879,619
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 879,619
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.6%(1)
14	TYPE OF REPORTING PERSON: IN

(1)	Based on 11,593,648 shares of common stock outstanding at July 31, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

CUSIP No. 600551 20 4	13D	Page 3 of 4 Pages

EXPLANATORY NOTES

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) amends the statement on Schedule 13D that was originally filed with the Securities and Exchange Commission (the “Commission”) on December 2, 2003, and was amended by those statements on Schedule 13D/A filed with the Commission on January 28, 2004, February 17, 2004, March 21, 2005, June 1, 2005, November 7, 2006, December 5, 2006 and October 16, 2008 (collectively, the “Statement”), with respect to the common stock, par value $.01 per share, of Miller Industries, Inc. (the “Issuer”).

This Amendment No. 8 is being filed to correct the address of the person authorized to receive notices and communications and clarify the identification of the son of the reporting person to whom the shares were sold.  On October 13, 2008, the Reporting Person transferred 500,000 shares of common stock of the Issuer in a private sale by the Reporting Person to his son, William G. Miller II.

This Amendment No. 8 amends the Statement as specifically set forth herein.  Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a) and (b) Please see Items 7 through 11 and 13 of the cover sheet for the Reporting Person.

(c) On October 13, 2008, the Reporting Person sold 500,000 shares of common stock of the Issuer to his son, William G. Miller II, in a private transaction.  The sale was effected at the closing price per share for the Issuer’s common stock as reported by the New York Stock Exchange for the preceding trading day.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The purchase price for the shares sold by the Reporting Person in the transaction described in Item 5 above will be paid pursuant to a secured promissory note in favor of the Reporting Person.  The principal and all accrued interest under the promissory note is payable on the 3rd anniversary of the note, interest accrues under the note at the federal minimum rate, and it contains customary default and termination provisions.  The promissory note is secured by certain real estate and other collateral, and also by the shares of common stock of the Issuer that were sold by the Reporting Person.

CUSIP No. 600551 20 4	13D	Page 4 of 4 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 16, 2008.

/s/ William G. Miller
William G. Miller